VEON Shareholders Re-elect Board and Chairman, Reaffirming Confidence in Digital Growth Strategy Dubai and New York, May 11, 2026: VEON Ltd. (Nasdaq: VEON), a global digital operator (“VEON” or the “Company”), today held its online Annual General Meeting (AGM). During the AGM, the Company’s shareholders re-elected the slate of VEON’s seven current directors to continue serving as the Company’s Board of Directors (the “Board”). VEON welcomes back its founder Augie K Fabela II, Andrei Gusev, Rt. Hon. Sir Brandon Lewis CBE, Duncan Perry, 70th U.S. Secretary of State Michael R. Pompeo, Michiel Soeting and VEON Group CEO Kaan Terzioglu to the Board. Following the AGM, the new Board held its inaugural meeting, and re-elected VEON’s Founder Augie K Fabela II as the Chairman for a third term. VEON’s Board of Directors. From left to right: 70th U.S. Secretary of State Michael R. Pompeo, Michiel Soeting, Augie K Fabela II, VEON Group CEO Kaan Terzioglu, Duncan Perry, Andrei Gusev, Rt. Hon. Sir Brandon Lewis CBE

The re-election reflects continued shareholder support for VEON’s strategy of digital services growth, operational discipline and shareholder returns. “I am honored to be elected for a third term and to continue serving alongside our distinguished directors. VEON has demonstrated strong execution and strategic clarity as we expand our digital operator model across high-growth frontier markets,” said Augie K Fabela II. “Our focus on empowering customers with AI-powered tools, digital financial services and disciplined capital allocation, reinforced by VEON’s newly adopted share buyback policy, positions VEON for sustained long-term value creation. On behalf of the Board, I thank our shareholders for their continued support.” VEON’s capital allocation policy targets the return of at least USD 100 million to shareholders annually, building on the USD 100 million buyback program authorized in November 2025. VEON delivered total revenue of USD 4.4 billion in FY25, up 9.9% year-on-year (YoY), and EBITDA of USD 2.0 billion, up 18.8% YoY, with EBITDA margin expanding to 45.7%. Direct digital revenues grew 62.5% YoY to USD 759 million in FY25. In 4Q25, digital revenues reached 20.1% of VEON’s total revenue, as 3-month active digital service customers surpassed connectivity subscribers for the first time and reached 205.8 million. Holders of approximately 99.55% of VEON Ltd. shares were represented at the AGM. The Company laid before shareholders the report of the Company’s auditor and the audited financial statements of the Company for the financial year ended December 31, 2025. Shareholders also approved the re-appointment UHY LLP as external auditor of the Company’s financial statements for the financial year ended December 31, 2026, and confirmed the authority of the directors to fix the remuneration of UHY and such other audit firms as shall be necessary for compliance with law and regulation applicable to the Company. The profiles of VEON’s Board directors can be found on the Company’s website: https://www.veon.com/we-are-veon/board-and-governance. About VEON VEON is Nasdaq-listed digital operator that provides connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. For more information, visit: www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including in relation to VEON’s strategy, shareholder returns and capital allocation policy. VEON media contact pr@veon.com